UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of April 2008

Commission File Number: 0-51212

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(Translation of registrant's name into English)

JET GOLD CORP.

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated April 23, 2008
2	News Release dated April 29, 2008
3	Material Change Report dated April 29, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 507 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

TSXV: JAU

JET GOLD COMPLETES NI 43-101 COMPLIANT REPORT ON NASKEENA COAL

Vancouver, BC - April 23, 2008 - Robert L. Card, President, Jet Gold Corp., (TSXV: JAU) (the “Company”) is pleased to report that a National Instrument (“NI”) 43-101 compliant technical report has been completed on the Company’s Naskeena Coal Project located north of Terrace, BC.  The Technical Report, prepared by Brian Simmons, P.Eng., reports on the work done during the summer of 2007 and outlines recommendations for additional work on the property.  The complete Report will be available for review on the SEDAR web site at www.sedar.com and on the Company’s web site at www.jetgoldcorp.com.

During 2006, the Company carried out initial mapping and map preparation including the acquisition of air reconnaissance and satellite photos and the review of Ministry of Mines Reports for the property and surrounding area.  Further work consisted of excavator trenching to expose the outcropping coal beds so that a drilling program could be laid out.  During 2007 the Company drilled sixteen vertical NQ diamond drill holes totaling 1215 meters.  A total of $270,615 was spent on exploration.

The next phase will consist of drilling to outline open pit mineable beds along with their thickness characteristics and potential open pit mining attributes.  In the opinion of the qualified person, “the character of the Naskeena project is sufficient to merit an exploration program costing $550,000".  This program would consist primarily of additional drilling to delineate the coal seams.  Contingent upon favorable results from the Phase 1 work program, a carefully thought out Phase 2 program would include additional drilling, a bulk coal sample and a NI 43-101 resource/reserve estimate.

Brian Simmons, P.Eng., a qualified person as defined by NI 43-101, prepared the Technical Report.

On behalf of the Board of Directors of

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card, President

604-687-7828

Jetgoldcorp@shaw.ca

www.jetgoldcorp.com

This news release was prepared by management of JAU, which takes full responsibility for its contents.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this news release.

Jet Gold Corp

Suite 507 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

TSXV: JAU

JET GOLD CLOSES $480,000 PRIVATE PLACEMENT

Vancouver, BC – April 29, 2008 – Robert L Card, President, Jet Gold Corp (the “Company”) announces that the private placement originally reported on February 15, 2008 has been approved by the TSX Venture Exchange and has closed.

A total of 3,200,000 units at a price of $0.15 per unit were sold resulting in gross proceeds to the Company of $480,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 cents per share for a period of two years from closing of the private placement.

All securities will be subject to a four-month hold period expiring August 29, 2008 in accordance with applicable securities laws.

On Behalf of the Board of Directors of

Jet Gold Corp

“Robert L Card”

Robert L Card

President

Investor Contact:

Robert L Card

604-687-7828-1-888-687-7828

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

REPORTING ISSUER

Jet Gold Corp.

(“Jet Gold” or the "Company")

507 – 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

April 29, 2008

ITEM 3

PRESS RELEASES

Issued April 29, 2008 at Vancouver, BC

ITEM 4

SUMMARY OF MATERIAL CHANGE

The $480,000 private placement originally reported on February 15, 2008 has been approved by the TSX Venture Exchange and has closed.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold announces that the private placement originally reported on February 15, 2008 has been approved by the TSX Venture Exchange and has closed.

A total of 3,200,000 units at a price of $0.15 per unit were sold resulting in gross proceeds to the Company of $480,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 cents per share for a period of two years from closing of the private placement.

All securities will be subject to a four-month hold period expiring August 29, 2008 in accordance with applicable securities laws.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7

OMITTED INFORMATION

Not applicable.

ITEM 8

EXECUTIVE OFFICER

Robert Card, President at (604) 687-7828

ITEM 9

DATE OF REPORT

April 29, 2008

JET GOLD CORP.

“Robert L. Card”

Robert L. Card

President